

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

June 8, 2007

Mr. André Hawaux
Chief Financial Officer
ConAgra Foods, Inc.
One ConAgra Drive
Omaha, Nebraska 68102

   Re: ConAgra Foods, Inc.
     Form 10-K for Fiscal Year Ended May 28, 2006
     Filed July 28, 2006
     File No. 1-7275

Dear Mr. Hawaux:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Jill S. Davis
        Branch Chief